CHINA CERAMICS CO., LTD.

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held May 16, 2012

To the Shareholders of
China Ceramics Co., Ltd.

Notice is hereby given that the Annual Meeting of the Shareholders of China Ceramics Co., Ltd. (the “Company”) will be held on May 16, 2012 at 9:15 a.m. local time at the offices of Loeb & Loeb LLP, 345 Park Ave, 18th Floor, New York NY 10154. The meeting is called for the following purpose:

1.	To elect a board of seven directors;

2.	To ratify the appointment of Grant Thornton as the independent auditors of the Company for the fiscal year ending December 31, 2012; and

3.	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

The close of business on April 6, 2012 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The stock transfer books of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about April 18, 2012.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the meeting by calling +86 (595) 8576 5053. This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: www.cceramics.com.

By Order of the Board of Directors,

/s/ Huang Jia Dong
Huang Jia Dong
Chief Executive Officer

Dated: April 13, 2012

CHINA CERAMICS CO., LTD.

TABLE OF CONTENTS

Proxy Statement	1

Election of Directors (Proposal No. 1)	3

The Board and Board Committees	7

Director Compensation	11

Executive Officers	12

Executive Compensation Discussion and Analysis	13

Securities Ownership	22

Certain Relationships and Related Transactions	26

Report of the Audit Committee	27

Ratification of Independent Auditor (Proposal No. 2)	28

Other Matters	30

CHINA CERAMICS CO., LTD.

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of China Ceramics Co., Ltd. (the “Company,” “China Ceramics,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the offices of Loeb & Loeb LLP, 345 Park Avenue, 18th Floor, New York, New York 10154 on May 16, 2012, at 9:15 a.m. local time and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded to Continental Stock Transfer & Trust Company, 17 Battery Place, 8th floor, New York, NY 10004, Attn: Proxy Services. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.”

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of ordinary shares, $0.001 par value per share (the “Shares”), of record at the close of business on April 6, 2012 (the “Record Date”) are entitled to vote at the meeting. On the record date, the Company had issued and outstanding 20,430,838 Shares entitled to vote. For purposes of voting at the meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. No less than 50% of the outstanding Shares entitled to vote at the Annual Meeting represented in person or by proxy will constitute a quorum throughout the meeting. The affirmative vote of a plurality of the votes cast in person or by proxy at the Annual Meeting and entitled to vote on the election of directors is required for the election of our directors, and the affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote is required to ratify the appointment of Grant Thornton, independent certified public accountants, as our independent auditors.

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Only Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any Shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the ratification of the appointment of Grant Thornton. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

VOTING

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided. If you intend to vote by proxy, your vote must be received by 5:30p.m. Eastern Time on May 15, 2012 to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person.

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ELECTION OF DIRECTORS

PROPOSAL NO. 1

The Board has nominated the current seven directors for re-election as directors to serve until the next Annual Meeting of Shareholders or until their successors are elected and become qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the seven persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names, ages and director start dates of the seven nominees for re-election as directors, their respective principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Huang Jia Dong, 54, founded Hengda in 1993 and has served as our director since November 20, 2009 and Chief Executive Officer since April 4, 2010. Mr. Huang was Chairman of the Board from November 20, 2009 until April 4, 2010. Mr. Huang currently serves as Chairman of Hengda. Mr. Huang was previously involved in the construction material distribution business. Mr. Huang has the vice chairman of Fujian Province Ceramic Industry Association since 2006 and the executive director of Jinjiang City Chamber of Import and Export Trade since 2007. Mr. Huang has a diploma in corporate management from Xiamen University. Mr. Huang is a second cousin of Mr. Su Pei Zhi’s wife. We have chosen Mr. Huang to serve as director because of his extensive experience in the ceramic tiles industry and his intimate knowledge of our company.

Su Pei Zhi, 58, has served as our director since November 20, 2009. Mr. Su joined Hengda in 1993 and served as the sales deputy general manager. He is the head of our sales and marketing team. Under the leadership of Mr. Su, we have established a nationally covered sales network including both distribution customers and property developer customers. Prior to joining Hengda, Mr. Su was in his family ceramic tile business. Mr. Su Pei Zhi is the father of Mr. Su Wei Feng, our director and Secretary, and Mr. Su Pei Zhi’s wife is a second cousin of Mr. Huang Jia Dong, our Chief Executive Officer. We have chosen Mr. Su Pei Zhi to serve as director because of his extensive experience in the ceramic tiles industry.

Ding Wei Dong, 72, has served as our director since November 20, 2009. From 1997 to 2008, Mr. Ding served as the president of China Building Ceramics & Sanitaryware Association (CBCSA), the largest industrial association of the building ceramics and sanitaryware industry in China. Mr. Ding is now the honorary president of CBCSA. From 1991 to 2000, Mr. Ding served as the executive vice president of China Building Material Industry Association, a national organization of the building material industry in China. From 1985 to 1991, Mr. Ding was the chief of Manufacturing and Management Department of Building Material Bureau of China where he was responsible for the quality management of building materials. Mr. Ding graduated from Nanjiing University of Science and Technology in 1965 with a Bachelor Degree, and he has the professional title of Senior Engineer of Professor Scale in China. We have chosen Mr. Ding to serve as director because of his expertise in the Chinese ceramics industry.

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Paul K. Kelly, 72, has been our director since August 18, 2009 and our Non-Executive Chairman since April 4, 2010. He was also Chairman of the Board and Chief Executive Officer of our predecessor, China Holdings Acquisition Corp. (“CHAC”), from its inception. Since February 1992, Mr. Kelly has been the President and Chief Executive Officer of Knox & Co., an investment banking firm specializing in mergers and acquisitions, corporate restructuring and international financial advisory services for clients in the U.S., Asia, and throughout the world. In 2004, Mr. Kelly formed the Westgate Group, Inc., a strategic advisory firm focusing upon identifying and implementing cross-border business opportunities for clients with an emphasis on Asia and the Pacific Basin, for which he acts as Chairman, CEO, and is the majority shareholder. Mr. Kelly is also the President, Chief Executive Officer and sole shareholder of PH II, Inc., a privately held investment company which has investments in the United States and New Zealand. He has held these positions with PH II since 1988. Mr. Kelly also serves as Chairman and Chief Executive Officer of Knox Enterprises, Inc., successor to THT Inc., a privately held diversified manufacturing company. In 1996, Mr. Kelly founded the Carrington Club, a golf resort and karikari estate and winery in New Zealand for which he is the owner and Edgewater Developers, a real estate development company in New Zealand. From 1985 to 1990 Mr. Kelly served as President and Chief Executive Officer of Peers & Co., an international investment banking firm. From 1984 to 1985 Mr. Kelly was the President and a director of Quadrex Securities Corp. From 1982 to 1984 he was an Executive Vice President and Director of Dean Witter Reynolds, Inc., responsible for all investment banking activities for financial institutions. Mr. Kelly also served as Managing Director and a member of the Management Committee of Merrill Lynch White Weld Capital Markets Group from 1980 to 1982 where he was responsible for all investment banking activities for financial institutions on a worldwide basis, and was also senior banker to Merrill Lynch & Co., the holding company for all Merrill Lynch interests. From 1978 to 1980 Mr. Kelly was Executive Vice President, Director and member of the Executive Committee of Blyth Eastman Dillon, where he was co-head of the Corporate Finance Department. He was responsible for all new business activities for the firm and headed the Financial Institutions Group. Among the other positions held by Mr. Kelly prior to 1978 include his positions from 1968 to 1975 as Vice President of The First Boston Corporation where he established the commercial paper department and was responsible for all corporate finance new business activities, and as a partner, member of the management committee and head of investment banking for Prescott, Ball & Turbin from 1975 to 1978. Mr. Kelly is a member of the Board of Trustees of the University of Pennsylvania, a member of the Business School Advisory Board of the University of Auckland (NZ), and a member of the New Zealand Business Roundtable. In addition, he is a member of the Director’s Advisory Board of the Yale Cancer Center. He is a past director of American Life and Health Insurance Company of New York, The Chicago Sun-Times Corporation, Hydrox Corporation, Ltd. (New Zealand), MCR Corporation, and Porta Systems Corporation (ASE). He graduated from the University of Pennsylvania in 1962 and received an MBA in Finance from the Wharton School in 1964 and an LLD (Hon.) from the University of Auckland (NZ) in 2006. We have chosen Mr. Kelly to serve as a director because of his experience in the US financial industry and he was also a founder of CHAC.

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Cheng Yan Davis, 70, has been our director since November 20, 2009 and was a board member of our predecessor, CHAC, since its inception. Since September 2010, Ms. Davis has acted as a special advisor to the President of the Teacher’s College of Columbia University. From 1993 until September 2010, Ms. Davis served as the Vice Dean of International Programs and Development at the University of Pennsylvania Graduate School of Education (GSE International). GSE International was established by Ms. Davis in 1993, and was the first international programs office among Ivy League graduate schools of education in the U.S. Since 1993, Ms. Davis has served as a Special Advisor to the President of the University of Pennsylvania on internationalization efforts. GSE International has developed many specialized training programs for groups ranging from government officials and university presidents to finance executives and corporate CEOs. Among these programs are training programs for Chief Executive Officers and leading executives in the Chinese securities and mutual fund industries, created in conjunction with the Wharton School. Over the past three years, the Penn-Securities Association of China Program and the Penn-China Mutual Fund CEO Leadership Program have trained over one hundred Chinese executives in the latest theories and practices of the U.S. finance sector. Since 1998, Ms. Davis has worked with Morgan Stanley on the International Conference on Higher Education Management in Shanghai, the establishment of the China Center, which focuses on management training for U.S.-China joint ventures, and the China Pension Program, which works with the state council of China in designing the architecture and training of a senior workforce in comprehensive pension management. Ms. Davis has also worked with CIGNA and Lucent Technologies on various professional education projects since 1997, designing a variety of training and professional development programs. Ms. Davis also serves as an advisor on quality workforce standards for the Shanghai Municipal Government and the Shanghai Foreign Trade Commission. Since 1997, Ms. Davis has been invited to the Shanghai’s Mayor’s International Advisory Council as a special observer and to offer suggestions on Shanghai human resource development and workforce training. Ms. Davis has also been invited to custom design new programs for China Telecom and China Industrial Commercial Bank. These programs were designed in preparation of China’s entry into the World Trade Organization. Ms. Davis initiated former President Jiang Zemin’s visit to the University of Pennsylvania in 1997. Ms. Davis is a board member of the New York Film Academy, Senior Advisor to Motorola and Oracle on international government relations, and Advisor Professor to East China Normal University. In addition, she has served as the Senior Observer for the Shanghai International Business Leaders Advisory Council for the past fifteen years. She has received numerous recognitions for her many contributions, including the first-ever PennGSE Alumni Pioneers Award. Ms. Davis has a degree in Russian and English from Shichuan Foreign Language University in China and an Ed D in Education from the Graduate School of Education at the University of Pennsylvania. We have chosen Ms. Davis to serve as director because of her history with the Company, as a founder of CHAC.

William L. Stulginsky, 61, has been our director since April 1, 2010. Mr. Stulginsky retired as Partner from PricewaterhouseCoopers LLP in September 2009. He has over thirty six years of public accounting experience and was a partner at PricewaterhouseCoopers and predecessor firms for twenty-four years prior to his retirement. His background includes serving public and private clients in the higher education, healthcare, electric and gas utilities, pharmaceutical and manufacturing industries. He has a Bachelor of Science degree in Accounting from LaSalle University. Mr. Stulginsky is also on the Board of Directors of Fox Chase Cancer Center in Philadelphia and the Visiting Nurse Association of Greater Philadelphia (Board Chairman), both of which are nonprofit organizations. We have chosen Mr. Stulginsky to serve as director because of his financial sophistication

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Su Wei Feng, 31, has been our director since April 1, 2010. Mr. Su joined us in March 2007. He currently acts as our general legal counsel and Secretary. Prior to working with us, Mr. Su worked as a lawyer at Fujian Minrong Law Firm from 2005 to 2007. He graduated from the School of Law of Xiamen University in 2004. Mr. Su Wei Feng is the son of Mr. Su Pei Zhi, a director of the Company. We have chosen Mr. Su to serve as director because of his legal background.

The term of each director is until his or her resignation or removal.

Pursuant to a merger and stock purchase agreement dated August 19, 2009, Huang Jia Dong, Su Pei Zhi, and Ding Wei Dong were initially nominated as members of the Board by Wong Kung Tok, and Paul K. Kelly and Cheng Yan Davis were initially nominated as members of the Board by CHAC, our predecessor entity.

Involvement in Certain Legal Proceedings

To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

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THE BOARD AND BOARD COMMITTEES

During the year ended December 31, 2011, the Board met and took action by written consent on seven occasions. All of the directors attended 75% or more of the aggregate of meetings of the board of directors and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting. The Board has determined that Messrs. William L. Stulginsky, Ding Wei Dong and Paul K. Kelly and Ms. Cheng Yan Davis are each an independent director as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC.

Committee Membership
	Audit Committee	Governance and Nominating Committee	Compensation Committee
William L. Stulginsky	C	-	-

Ding Wei Dong	M	C	C

Paul K. Kelly	-	M	M

Cheng Yan Davis	M	M	M

C	Committee Chair

M	Committee Member

Audit Committee.  We have a separate-designed standing audit committee which was established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in May 2010. The Audit Committee met and acted by written consent on five occasions in 2011. The audit committee, consisting of William L. Stulginsky, Ding Wei Dong, and Cheng Yan Davis, oversees the Company’s financial reporting process on behalf of the Board. The audit committee operates under a written charter, which is available on our website at http://www.cceramics.com. The committee’s responsibilities include the following functions:

•	appointing and replacing our independent auditors and pre-approving all auditing and permitted non-auditing services to be performed by the independent auditors;

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•	reviewing and discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management, the internal auditors and the independent auditors; and

•	reporting regularly to the board of directors.

Our board of directors has determined that Mr. Stulginsky qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission.

Governance and Nominating Committee. The governance and nominating committee, established in May 2010, consists of Ding Wei Dong, Paul K. Kelly, and Cheng Yan Davis, and is responsible for identifying potential candidates to serve on our board and its committees. The Governance and Nominating Committee held zero meetings and acted by written consent on zero occasions in 2011. The nominating and corporate governance committee operates under a written charter, which is available on our website at http://www.cceramics.com. The committee’s responsibilities include the following functions:

•	overseeing the process by which individuals may be nominated to our board of directors;

•	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors and its committees;

•	reviewing candidates proposed by our shareholders;

•	developing the criteria and qualifications for the selection of potential directors; and

•	making recommendations to the board of directors on new candidates for board membership.

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the board should send their letters to China Ceramics Co., Ltd., Attention: Secretary; c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures specified in our amended and restated memorandum and articles of association to recommend to the governance and nominating committee candidates for election as directors.

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In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation (i) in the case of an annual meeting, not later than the close of business on the 60th day nor earlier than the opening of business on the 90th day before the anniversary date of the immediately preceding annual meeting of Shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder to be timely must be received not earlier than the opening of business on the 90th day before the meeting and not later than the later of (x) the close of business on the 60th day before the meeting or (y) the close of business on the tenth day following the date on which public announcement of the date of the annual meeting was first made by the Company, and (ii) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which public announcement of the date of the special meeting is first made by the Company.

Such shareholder’s notice to the secretary shall set forth (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director, (a) the name, age, business address, and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of capital stock of the Company which are beneficially owned by the person, and (d) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations of the Securities and Exchange Commission under Section 14 of the Exchange Act, and (ii) as to shareholders giving the notice (a) the name and record address of the shareholder and (b) the class and number of shares of capital stock of the Company which are beneficially owned by the shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company.

In making nominations, the nominating and corporate governance committee is required to submit candidates who have personal and professional integrity, who have demonstrated ability and judgment and who shall be effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the nominating and corporate governance committee is required to take into consideration the following attributes: independence, professional reputation, financial acumen, business experience, professional network, industry and Company knowledge, high ethical standards, and diversity. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. The committee will consider candidates from any reasonable source, including current Board members, shareholders, professional search firms or other persons.

As a condition to the closing of the business combination pursuant to which the Company acquired Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”) on November 20, 2009, the Company, Hengda, Wong Kung Tok and certain shareholders of the Company entered into a Voting Agreement to set forth their agreements and understandings with respect to how Shares held by them will be voted on in connection with, and following, the business combination. The parties agreed to vote their Shares as necessary to ensure that the size of the Board after the consummation of the business combination will be five members until April 30, 2012. The parties also agreed to vote their Shares to ensure the election of two members of the Board designated by the Company, who were initially Paul Kelly and Cheng Davis, and three members designated by the Seller, of which one designee shall qualify as an independent director pursuant to the rules of any stock exchange on which the Company may be listed, who were initially Huang Jia Dong, Su Pei Zhi, and Ding Wei Dong.

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Except as described in the immediately preceding paragraph, the Company’s nominating committee did not receive a recommended director nominee from a shareholder that beneficially owned more than 5% of the Company’s Shares for at least one year as of the date the recommendation was made, or from a group of shareholders that beneficially owned, in the aggregate, more than 5% of the Company’s Shares.

Compensation Committee.  The compensation committee, established in May 2010, consists of Ding Wei Dong, Paul K. Kelly, and Cheng Yan Davis and is responsible for making recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. The Compensation Committee met and acted by written consent on one occasion in 2011. The compensation committee operates under a written charter, which is available on our website at http://www.cceramics.com. The committee’s responsibilities include the following functions:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;

•	administering our incentive-compensation plans for our directors and officers;

•	reviewing and assessing the adequacy of the charter annually;

•	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Board Leadership Structure and Role in Risk Oversight

Pauk K. Kelly serves as the non-executive Chairman of the Board, and Huang Jia Dong serves as the Company’s Chief Executive Officer. The Board has not designated a lead director. Given the limited number of directors comprising the board, the independent directors call and plan their executive sessions collaboratively and, between board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing in a lead director functions in which they all participate might detract from rather than enhance performance of their responsibilities as directors.

The Board is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees providing oversight as necessary in connection with those efforts.

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DIRECTOR COMPENSATION

Starting April 1, 2010, our Board of Directors determined to provide its non-employee members annual compensation of $40,000. Mr. William L. Stulginsky, as the Chairman of the Audit Committee, received $45,000. Prior to April 1, 2010, there was no compensation provided to any of our directors. In addition, on December 27, 2010, we granted options to certain members of our board of directors, as described below.

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2011 to each of our non-employee directors for such person’s service as an director (including contingent or deferred compensation accrued during 2011):

Name and Principal Position	Cash RMB	Value of Options(1) RMB	Total RMB
Ding Wei Dong	262,500	612,200	874,700
Paul K. Kelly	251,756	612,200	863,956
Cheng Yan Davis	251,756	612,200	863,956
William L. Stulginsky	283,226	918,300	1,201,526

(1)       The total fair value of the share options granted under the Plan is RMB 25,643,000 (US$3,978,000). On December 27, 2010, the shareholders of the Company approved the 2010 Incentive Compensation Plan (“the 2010 Incentive Plan”) at the annual meeting, which was designed to retain directors and senior management. In accordance with the Plan, the Company granted an aggregate of 1,130,000 stock options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky, upon the approval by the Board of Directors on January 27, 2011, the grant date. Each option entitles the holder to purchase one Share for an exercise price of $7.65 per share. The share options are valid for a period of 5 years from January 27, 2011 to January 27, 2016. For the year ended December 31, 2011, RMB 17.3 million ($2.7 million) of employee remuneration expense (all of which related to equity-settled share-based payment transactions) has been included in profit or loss and credited to share-based payment reserve.

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EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Office

Huang Jia Dong	54	Chief Executive Officer

Su Pei Zhi	58	Sales Deputy General Manager

Hen Man Edmund	39	Chief Financial Officer

Su Wei Feng	31	Corporate Secretary

Please refer to the section entitled “Election of Directors” for details regarding Huang Jia Dong, Su Pei Zhi, and Su Wei Feng.

Hen Man Edmund has served as our Chief Financial Officer since November 20, 2009. Mr. Hen joined Hengda in 2008 as the Chief Financial Officer. Mr. Hen is responsible for the corporate finance function and oversees matters relating to compliance and reporting obligation of the company. Prior to joining Hengda, Mr. Hen was a Financial Controller of a switchgear manufacturer in Sichuan PRC and was responsible for the corporate finance function of the company. Prior to that, Mr. Hen was the accountant of Dickson Concepts (International) Ltd., a public listed company in Hong Kong and oversaw the accounting and financial administration of the company. He also worked at a variety of international accountancy firms, including Deloitte Touche Tohmatsu, in assurance and advisory services during the period from 1995 to 2001. Mr. Hen graduated from the University of East Anglia, United Kingdom, with a Bachelor Degree in Science in 1995. He is an associate of the Institute of Chartered Accountants in England and Wales and an associate of the Hong Kong Institute of Certified Public Accountants.

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EXECUTIVE COMPENSATION

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2011 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2011 but not including any amounts paid to such persons for their services as directors):

Name and Principal Position	Salary RMB	Bonus RMB	Value of Options(1) RMB	Total RMB
Huang Jia Dong, Chief Executive Office	126,873	-	4,591,501	4,718,374
Su Pei Zhi, Sales Deputy General Manager	116,241	-	1,530,500	1,646,741
Hen Man Edmund, Chief Financial Officer	293,196	-	5,356,751	5,649,947
Su Wei Feng, Corporate Secretary	84,000	-	3,061,001	3,145,001

(1)      The total fair value of the share options granted under the Plan is RMB 25,643,000 (US$3,978,000). On December 27, 2010, the shareholders of the Company approved the 2010 Incentive Plan at the annual meeting, which was designed to retain directors and senior management. In accordance with the Plan, the Company granted an aggregate of 1,130,000 stock options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky, upon the approval by the Board of Directors on January 27, 2011, the grant date. Each option entitles the holder to purchase one Share for an exercise price of $7.65 per share. The share options are valid for a period of 5 years from January 27, 2011 to January 27, 2016. For the year ended December 31, 2011, RMB 17.3 million ($2.7 million) of employee remuneration expense (all of which related to equity-settled share-based payment transactions) has been included in profit or loss and credited to share-based payment reserve.

Employment Agreements

Upon consummation of the acquisition of Success Winner, we entered into employment agreements with certain of our executive officers. The following discussion summarizes the material terms of employment agreements entered into between us and our executive officers:

We entered into employment agreements with the following officers: Huang Jia Dong, Chief Executive Officer, Su Pei Zhi, Sales Deputy General Manager, Hen Man Edmund, Chief Financial Officer, and Su Wei Feng, Corporate Secretary.

•	The term of the employment agreements is one year (February 1, 2012 to January 31, 2013 for Su Peizhi, Huang Jia Dong and Su Wei Feng and August 1, 2011 to July 31, 2012 for Hen Man Edmund).

•	Huang Jia Dong will receive compensation of RMB 10,000 per month; Su Pei Zhi will receive compensation of RMB 12,000 per month from January 1, 2010; Hen Man Edmund will receive compensation of RMB 30,000 per month from January 1, 2010; and Su Wei Feng will receive compensation of RMB 7,000 per month.

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•	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.

•	Each officer is subject to the non-compete provisions for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

Other Employees

Compensation for our senior executives is comprised of four elements: a base salary, an annual performance bonus, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that our compensation committee takes into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant ways to incentivize and reward senior management for improving shareholder value while building a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of us and our various key component entities, 6) our ability to pay and 7) other factors deemed to be relevant at the time.

Our senior management have discussed our above mentioned planned process for executive compensation and the four compensation components. Specific compensation plans for our key executives are negotiated and established by our compensation committee.

None of our officers, directors or employees are entitled to benefits upon termination of employment.

Retirement Benefits

We contribute to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond this monthly contribution.

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China Ceramics does not accrue pension, retirement or similar benefits.

China Ceramics Co., Ltd. 2010 Incentive Compensation Plan

On December 27, 2010, our shareholders approved the 2010 Incentive Plan. The purpose of the 2010 Incentive Plan is to assist us and our subsidiaries in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, and independent contractors by enabling such persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between such persons and our shareholders, and providing such persons with annual and long-term performance incentives to expand their maximum efforts in the creation of shareholder value.  Awards under the 2010 Incentive Plan will be limited in the aggregate to 1,200,000 Shares. The 2010 Incentive Plan shall terminate at such time as no Shares remain available for issuance under the 2010 Incentive Plan, when we have no further obligations with respect to outstanding awards under the 2010 Incentive Plan. As of December 31, 2011, 1,130,000 Shares underling grants under the 2010 Incentive Plan have been granted.

Administration. The 2010 Incentive Plan is administered by a committee (the “Committee”) designated by our board of directors (the “Board”), which shall consist of at least two directors, each of whom is (i) a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and (ii) an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto (the “Code”); provided, however, that except as otherwise expressly provided in the 2010 Incentive Plan or in order to comply with Code Section 162(m) or Rule 13b-3 under the Exchange Act, the Board may exercise any power or authority granted to the Committee under the 2010 Incentive Plan. Among other things, the Committee has complete discretion, subject to the express limits of the 2010 Incentive Plan, to determine the officers, directors, employees and independent contractors to be granted an award, the type of award to be granted, the number of Shares subject to each award, the terms and conditions of each award, the exercise price of each award which is a stock option (“Option”) and the base price of each award which is a stock appreciation right (“SAR”), the term of each award, the vesting schedule for an award, whether to accelerate award vesting, the value of the Shares underlying an award, and the required withholdings, if any. The Committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2010 Incentive Plan. Notwithstanding the foregoing, neither the Committee nor the Board has any authority to grant or modify an award under the 2010 Incentive Plan with terms or conditions that would cause the award to be considered nonqualified “deferred compensation” subject to Code Section 409A.

Grant of Awards; Shares Available for Awards. The 2010 Incentive Plan provides for the grant of Options (both incentive stock options and non-incentive stock options), SARs (including limited SARs), restricted stock, deferred stock, stock granted as a bonus or in lieu of another award, dividend equivalents, bonus stock, awards in lieu of obligations, and performance or annual incentive awards (each an “award”) to our executive officers, directors and employees, and independent contractors (each a “participant”) (however, solely employees are eligible for awards which are incentive stock options). We have reserved a total of 1,200,000 Shares for issuance as or under awards to be made under the 2010 Incentive Plan.  If any award lapses, expires, is cancelled, or terminates unexercised or ceases to be exercisable for any reason, the number of Shares subject thereto is again available for grant under the 2010 Incentive Plan. The number of Shares for which awards which are Options, SARs, performance awards or annual incentive awards may be granted to a participant under the 2010 Incentive Plan in any fiscal year is limited to 350,000.

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The number of awards to be granted to officers, directors, employees and consultants cannot be determined at this time as the grant of awards is dependent upon various factors such as hiring requirements and job performance.

Options. The exercise price per share purchasable under an Option shall be determined by the Committee or the Board, provided that such per share exercise price shall not be less than 100% of the fair market value of a share on the date of grant of the Option and shall not, in any event, be less than the par value of a share on the date of grant of such option. The Committee or the Board shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part, the time or times at which Options shall cease to be or become exercisable following termination of employment or upon other conditions, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, and the methods by or forms in which Shares will be delivered or deemed to be delivered to participants who exercise Options.

Options which are incentive stock options (“ISOs”) granted under the 2010 Incentive Plan shall comply in all respects with Code Section 422. In the case of ISOs, if an employee owns or is deemed to own (by reason of the attribution rules applicable under Code Section 424(d)) more than 10% of the combined voting power of all classes of our Shares or the Shares of any parent or subsidiary (a “ten percent shareholder”) and an ISO is granted to such employee, the per share exercise price under such ISO (to the extent required by the Code at the time of grant) shall be no less than 110% of the fair market value of a share on the date such ISO is granted. The term of an ISO may not exceed 10 years (5 years in the case of an ISO granted to a ten percent shareholder). ISOs may be granted to solely employees. In addition, the aggregate fair market value of the Shares subject to an ISO (determined at the time of grant) which are exercisable for the first time by an employee during any calendar year may not exceed $100,000.

Stock Appreciation Rights. A SAR provides the participant to whom it is granted the right to receive, upon its exercise, the excess of (A) the fair market value of the number of Shares subject to the SAR on the date of exercise (or, in the case of a “Limited SAR” (as defined in the 2010 Incentive Plan) which may be exercised only in the event of a “change in control” (as defined in the 2010 Incentive Plan), the fair market value determined by reference to the change in control price, as defined in the 2010 Incentive Plan), over (B) the product of the number of Shares subject to the SAR multiplied by the grant price under the SAR, as determined by the Committee or the Board. The per share grant price of a SAR shall not be less than the fair market value of a share on the date of grant.

Restricted Stock Awards. A restricted stock award is a grant or sale of Shares to the participant, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee or the Board may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee or the Board may determine at the date of grant or purchase or thereafter. Except to the extent restricted under the terms of the 2010 Incentive Plan and any agreement relating to the restricted stock award, a participant who is granted or has purchased restricted stock shall have all of the rights of a shareholder, including the right to vote the restricted stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee or the Board). During the restricted period applicable to the restricted stock, subject to certain exceptions, the restricted stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the participant.

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Deferred Stock. A deferred stock award is a right to receive Shares, cash, or a combination thereof at the end of a specified deferral period, subject to certain terms and conditions, and in compliance with Code Section 409A. Payment under an award of deferred stock shall occur upon expiration of the deferral period specified for such deferred stock award by the Committee or the Board (or, if permitted by the Committee or the Board, as elected by the participant). In addition, deferred stock awards shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee or the Board may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee or the Board may determine. Payments under deferred stock awards may be by delivery of Shares, cash equal to the fair market value of the specified number of Shares covered by the deferred stock award, or a combination thereof, as determined by the Committee or the Board at the date of grant or thereafter. Prior to the end of the specified deferral period for a deferred stock award, the award carries no voting or dividend or other rights associated with share ownership.

Bonus Shares and Awards in Lieu of Obligations. The Committee and the Board are each authorized to grant Shares as a bonus, or to grant Shares or other awards in lieu of our obligations to pay cash or deliver other property under the 2010 Incentive Plan or under other plans or compensatory arrangements, provided that, in the case of participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Shares or other awards are exempt from liability under Section 16(b) of the Exchange Act. These bonus Shares or awards granted under the 2010 Incentive Plan shall be subject to such other terms as shall be determined by the Committee or the Board.

Dividend Equivalents. The Committee and the Board are each authorized to grant dividend equivalents to a participant, entitling the participant to receive cash, Shares, other awards, or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments. Dividend equivalents may be awarded on a free-standing basis or in connection with another award. The Committee or the Board may provide that dividend equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee or the Board may specify.

Other Stock-Based Awards. The Committee and the Board are each authorized, subject to limitations under applicable law, to grant to participants such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee or the Board to be consistent with the purposes of the 2010 Incentive Plan, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, awards with value and payment contingent upon our performance or any other factors designated by the Committee or the Board, and awards valued by reference to the book value of Shares or the value of securities of or the performance of our specified subsidiaries or business units.

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Performance and Annual Incentive Awards.  The Committee and the Board (except for such awards to be made to participants who are “covered employees” for purposes of Code Section 162(m), which awards must be made by the Committee) are each authorized to grant (i) performance awards, under which participants will receive cash payments, Shares or other awards upon the satisfaction of pre-specified (generally, other than annual) performance criteria, and (ii) annual incentive awards, under which participants will receive cash payments, Shares or other awards upon the satisfaction of pre-specified annual performance criteria.  The performance criteria which may be used for performance awards or annual incentive awards made to participants who are “covered employees” for purposes of Code Section 162(m) may solely include, for us, on a consolidated basis and/or our specified subsidiaries or business units (except with respect to total shareholder return and earnings per share criteria) - total shareholder return; total shareholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor’s 500 Stock Index or the S&P Specialty Retailer Index; net income; pretax earnings; earnings before interest expense, taxes, depreciation and amortization; pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; operating margin; earnings per share; return on equity; return on capital; return on investment; operating earnings; working capital or inventory; and ratio of debt to shareholders’ equity.

Change in Control Provisions. In the event of a change in control (as defined in the 2010 Incentive Plan), (i) any award subject to vesting and exercisability requirements that was not previously vested and exercisable shall become fully vested and exercisable as of the occurrence of the change in control, subject to certain restrictions; (ii) Limited SARs (and other SARs if so provided by their terms) shall become exercisable for amounts, in cash, determined by reference to the change in control price; (iii) the restrictions, deferral of settlement, and forfeiture conditions applicable to any other award shall lapse and such awards shall be deemed fully vested as of the occurrence of the change in control, except to the extent of any waiver by the participant and subject to certain restrictions; (iv) with respect to any outstanding award subject to achievement of performance goals and conditions under the 2010 Incentive Plan, such performance goals and other conditions will be deemed to be met if and to the extent so provided by the Committee in the award agreement relating to such award; (v) the Board may in its sole and absolute discretion, provide on a case by case basis that Options shall terminate, provided however, that a participant holding a terminating Option shall have the right, immediately prior to the occurrence of such change in control and during such period as the Board in its sole discretion shall determine and designate, to exercise that Option, to the extent exercisable, in whole or in part; and (vi) the Board may in its sole and absolute discretion, provide on a case by case basis that any award entitled to be settled in Shares shall instead be entitled to be settled, during such period as the Board in its sole discretion shall determine and designate, by means of a cash payment equal to the fair market value of such award immediately prior to the occurrence of such change in control, as determined in good faith by the Board.

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Amendment and Termination. The Board may amend, alter, suspend, discontinue or terminate the 2010 Incentive Plan, or the Committee’s authority to grant awards under the 2010 Incentive Plan, without the consent of shareholders or participants, except that any amendment or alteration to the 2010 Incentive Plan shall be subject to the approval of the Company’s shareholders not later than the annual meeting next following such Board action if such shareholder approval is required by any federal or state law or regulation (including, without limitation, Rule 16b-3 or Code Section 162(m)) or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the 2010 Incentive Plan to shareholders for approval; provided that, without the consent of an affected participant, no such Board action may materially and adversely affect the rights of such participant under any previously granted and outstanding award. The Committee or the Board may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any award theretofore granted and any award agreement relating thereto, except as otherwise provided in the 2010 Incentive Plan; provided that, without the consent of an affected participant, no such Committee or the Board action may materially and adversely affect the rights of such participant under such award.

Compensation Committee. The shareholders of the Company approved the 2010 Incentive Plan at the annual meeting held on December 27, 2010. In accordance with the 2010 Incentive Plan, the Board of Directors of the Company has appointed the Compensation Committee (the “Committee”) to administer the 2010 Incentive Plan. Subsequent to the balance sheet date, the Company granted an aggregate of 1,130,000 stock options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky, upon the approval by the Board of Directors on January 27, 2011, the grant date. The exercise price of the share options granted is $7.65 per share and the share options are valid for a period of 5 years from January 27, 2011 to January 27, 2016. One-fourth of options granted will vest in every year from the grant date. As at the grant date of January 27, 2011, the estimated total fair value of the options granted is approximately $3,977,600.

Certain U.S. Federal Income Tax Consequences of the 2010 Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to China Ceramics, were it subject to U.S. federal income taxation, and to participants under the 2010 Incentive Plan who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. participants”) of Options, which include ISOs and Options that are not ISOs, SARs, restricted stock, deferred stock, performance Shares, performance units, restricted stock units, dividend equivalent rights and bonus stock. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of China Ceramics, were it subject to U.S. federal income taxation, to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, participants subject to Section 16(b) of the Exchange Act and the exercise of an Option with previously-acquired Shares. This summary assumes that U.S. participants will hold their Shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the application of the passive foreign investment company rules of the Code to U.S. participants. These rules are discussed generally under the section below entitled “Taxation–United States Federal Income Taxation–U.S. Holders–Passive Foreign Investment Company Rules”. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the 2010 Incentive Plan or Shares issued pursuant thereto. Participants are urged to consult their own tax advisors concerning the tax consequences to them of an award under the 2010 Incentive Plan or Shares issued pursuant thereto.

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A U.S. participant generally does not recognize taxable income upon the grant of an option. Upon the exercise of an Option that is not an ISO, the participant generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the Shares acquired on the date of exercise over the exercise price therefor, and China Ceramics, were it subject to U.S. federal income taxation, would be entitled to a deduction for such amount at that time. If the U.S. participant later disposes of the Shares acquired under an Option that is not an ISO, the U.S. participant generally recognizes a long-term or short-term gain or loss, depending upon the period for which the Shares were held thereby. A long-term capital gain generally is subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

Upon the exercise of an ISO, a U.S. participant generally does not recognize taxable income. If the U.S. participant disposes of the Shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the Shares to the participant, the U.S. participant generally recognizes a long-term capital gain or loss, and the Company would not be entitled to a deduction. However, if the U.S. participant disposes of such Shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and China Ceramics, were it subject to U.S. federal income taxation, generally would be entitled to deduct such amount.

In addition to the U.S. federal income tax consequences described above, the U.S. participant may be subject to the alternative minimum tax (“AMT”), which is payable to the extent it exceeds the participant’s regular income tax. For this purpose, upon the exercise of an ISO, the excess of the fair market value of the Shares for which the ISO is exercised over the exercise price thereunder for such Shares is a preference item for purposes of the AMT. In addition, the U.S. participant’s basis in such Shares is increased by such excess for purposes of computing the gain or loss on the disposition of the Shares for AMT purposes. If a U.S. participant is required to pay any AMT, the amount of such tax which is attributable to deferral preferences (including any ISO adjustment) generally may be allowed as a credit against the participant’s regular income tax liability (and, in certain cases, may be refunded to the participant) in subsequent years. To the extent the credit is not used, it may be carried forward.

A U.S. participant who receives a bonus of restricted stock award or who purchases Shares of restricted Shares, which Shares, in either case, are subject to a substantial risk of forfeiture and certain transfer restrictions, generally does not recognize income on the receipt of the award or the purchased restricted Shares and generally recognizes ordinary compensation income at the time the restrictions lapse in an amount equal to the excess, if any, of the fair market value of the Shares at such time over any amount paid by the U.S. participant for the Shares. Alternatively, the U.S. participant may elect to be taxed upon receipt of the restricted Shares based on the value of the Shares at the time of receipt. China Ceramics, were it subject to U.S. federal income taxation, generally would be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the U.S. participant and in the same amount. Dividends received with respect to restricted Shares generally are treated as compensation, unless the U.S. participant elects to be taxed on the receipt (rather than the vesting) of the restricted Shares.

A U.S. participant generally does not recognize income upon the grant of an SAR. The U.S. participant recognizes ordinary compensation income upon the exercise of the SAR equal to the increase in the value of the underlying Shares, and China Ceramics, were it subject to U.S. federal income taxation, generally would be entitled to a deduction for such amount.

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A U.S. participant generally does not recognize income on the receipt of a deferred stock award or a bonus stock award and generally recognizes income when the Shares are received. At such time, the U.S. participant recognizes ordinary compensation income equal to the excess, if any, of the fair market value of the Shares over any amount paid for the Shares, and China Ceramics, were it subject to U.S. federal income taxation, generally would be entitled to deduct such amount at such time.

A U.S. participant generally does not recognize income on the receipt of a performance award, annual incentive award or dividend equivalent right award until a payment is received under the award.  At such time, the U.S. participant recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any Shares received, and the Company generally would be entitled to deduct such amount at such time.

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SECURITIES OWNERSHIP

The following table sets forth, as of April 6, 2012, certain information regarding beneficial ownership of our Shares by each person who is known by us to beneficially own more than 5% of our Shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the Shares indicated. Our major shareholders do not have different voting rights than any other holder of our Shares.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 20,430,838 Shares issued and outstanding as of April 6, 2012.

Name(1)	Number of Shares Beneficially Owned	Percentage of Ownership
Paul K. Kelly(2)	727,676 (3)	3.6%
Cheng Yan Davis(4)	109,750 (5)	*
Huang Jia Dong(6)	450,000 (7)	2.2%
Su Pei Zhi	100,000 (8)	*
Ding Wei Dong	40,000 (9)	*
William L. Stulginsky(10)	65,000 (11)	*
Su Wei Feng	200,000 (12)	1.0%
Hen Man Edmund	358,000 (13)	1.7%
All directors and executive officers as a group (8 individuals)	2,050,426	10.0%
James D. Dunning, Jr.	1,101,251 (14)	5.4%
Alan G. Hassenfeld	1,101,251 (14)	5.4%
Gregory E. Smith	1,101,251 (14)	5.4%
Wong Kung Tok(6)	9,172,905 (15)	44.9%
Surmount Investments Group Limited	1,074,020 (16)	5.3%
David Knott	1,259,081 (17)	6.2%
Clean Harbor Asset Management, LLC	1,088,797 (18)	5.3%

* Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.

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(2)	Paul K. Kelly’s business address is c/o Knox & Co.; 830 Post Road East, Suite 205; Westport, CT 06880.

(3)	Includes 40,000 Shares underlying options. The options are currently exercisable for $7.65 per Share and expire on January 27, 2016.

(4)	Cheng Yan Davis’s business address is Teacher’s College, Columbia University; Office of the President; Box 45 525 West 120th Street, New York, NY 10027-6696.

(5)	Includes 40,000 Shares underlying options. The options are currently exercisable for $7.65 per Share and expire on January 27, 2016.

(6)	Mr. Huang and Mr. Wong are brothers-in-law.

(7)	Includes 300,000 Shares underlying options. The options are currently exercisable for $7.65 per Share and expire on January 27, 2016.

(8)	Includes 100,000 Shares underlying options. The options are currently exercisable for $7.65 per Share and expire on January 27, 2016

(9)	Includes 40,000 Shares underlying options. The options are currently exercisable for $7.65 per Share and expire on January 27, 2016.

(10)	William L. Stulginsky’s address is 209 Wisteria Lane; Media, PA 19063.

(11)	Includes 60,000 Shares underlying options. The options are currently exercisable for $7.65 per Share and expire on January 27, 2016.

(12)	Includes 200,000 Shares underlying options. The options are currently exercisable for $7.65 per Share and expire on January 27, 2016.

(13)	Includes 350,000 Shares underlying options. The options are currently exercisable for $7.65 per Share and expire on January 27, 2016.

(14)	Based on a Schedule 13D/A filed with the Securities and Exchange Commission on October 28, 2011 filed by James D. Dunning, Alan G. Hassenfeld, and Gregory E. Smith, who are parties to a voting agreement dated November 20, 2009. Consists of 663,693 Shares owned by Mr. Dunning, 348,656 Shares owned by Mr. Hassenfeld, and 88,902 Shares owned by Mr. Smith. The business address of Mr. Dunning is 2 Sutton Place South, Apt. 17D, New York, NY 10022. The business address of Mr. Hassenfeld is c/o Hassenfeld Family Initiatives; The Owen Building; 101 Dyer Street, Suite 401; Providence, RI 02903. The business address of Mr. Smith is 1401 NE 70th Street; Oklahoma City, OK 73111.

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(15)	Mr. Wong is entitled to receive 3,000,000 of our Shares in the future if certain conditions contained in the merger and stock purchase agreement dated August 19, 2009 are met. Such securities are not beneficially owned because Mr. Wong does not have voting or dispositive power over such Shares and it is not yet known if he will be entitled to receive any such Shares. Pursuant to the terms of the agreement, the 3,000,000 Shares held in escrow may be issued to Mr. Wong if the following events occur:

Event	Number of Shares
From escrow if the closing price of China Ceramics’ Shares are at or above $20.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	2,000,000
From escrow if the closing price of China Ceramics’ Shares are at or above $25.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	1,000,000

(16)	Includes (i) 537,010 Shares held by Surmount Investments Group Limited, (ii) 268,505 Shares held by Top Plenty International Limited, and (iii) 268,505 Shares held by Park Rise Holdings Limited.

(17)	Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 23, 2012. Includes (i) 1,259,081 Shares beneficially owned by Dorset Management Corporation, (ii) 672,400 Shares beneficially owned by Knott Partners, L.P., and (iii) 356,681 Shares beneficially owned by Knott Partners Offshore Master Fund, L.P. Mr. Knott is the managing member of Knott Partners Management, LLC, a New York limited liability company (“Knott Management”), that is the sole General Partner of Shoshone Partners, L.P., a Delaware limited partnership (“Shoshone”), Mulsanne Partners, L.P., a Delaware limited partnership (“Mulsanne”), and Knott Partners Offshore Master Fund, L.P., a Cayman Islands Exempted Limited Partnership (“Knott Offshore”), and managing general partner of Knott Partners, L.P., a New Jersey limited partnership (“Knott Partners” and together with Shoshone, Mulsanne and Offshore, the “Partnerships”). The Partnerships invest in securities that are sold in public markets. The principal activity of each Partnership is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities. Each Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith. Mr. Knott is also the sole shareholder, Director and President of Dorset Management Corporation (“DMC”), which provides investment management services to the Partnerships and a limited number of other foreign and domestic individuals and entities. The business address of Mr. Knott, DMC and Knott Partners is 485 Underhill Boulevard, Suite 205; Syosset, New York 11791. The business address of Knott Offshore is c/o Walkers SPV Limited, Walker House; 87 Mary Street, Georgetown, Cayman KY1-9002; Cayman Islands.

Mr. Knott is also the sole shareholder, Director and President of Dorset Management Corporation, which provides investment management services to the Partnerships and a limited number of other foreign and domestic individuals and entities.

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(18)	Based on a Schedule 13G filed with the Securities and Exchange Commission on January 30, 2012. Consists of 1,077,597 Shares and 11,200 warrants. The exercise price of the warrants is $7.50 per share. The warrants will expire at 5:00 p.m., New York City time on November 16, 2012. The principal business address of Clean Harbor Asset Management, LLC is 420 Lexington Avenue, Suite 2006; New York, NY 10170.

As of April 6, 2012, we believe that 9,960,917 Shares held by 9 holders of record are held in the United States.

Our officers, directors, employees and independent contractors are eligible to receive awards under the 2010 Incentive Plan, as described under the section titled “6.B Compensation–China Ceramics Co., Ltd. 2010 Incentive Compensation Plan.”

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions of CHAC

Pursuant to a registration rights agreement between CHAC and CHAC’s founders and special advisors, CHAC’s founders and special advisors are entitled to certain registration rights. Specifically, (i) the private placement warrants and the underlying Shares, are entitled to certain registration rights commencing 90 days after the consummation of a business combination; and (ii) the existing shareholders’ Shares will be entitled to certain registration rights six months after the consummation of a business combination. We are only required to use our best efforts to cause a registration statement relating to the resale of such securities to be declared effective and, once effective, only to use our best efforts to maintain the effectiveness of the registration statement. The holders of warrants do not have the rights or privileges of holders of our Shares or any voting rights until such holders exercise their respective warrants and receive Shares. Permitted transferees that receive any of the above described securities from our founders will, under certain circumstances, be entitled to the registration rights described herein. We will bear the expenses incurred in connection with the filing of any such registration statements.

Related Party Transactions of China Ceramics and Operating predecessor

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of our directors, and Mr. Wong Kung Tok, a holder of approximately 44.9% of our Shares as of April 6, 2012, provide working capital loans to us from time to time during the normal course of our business. These loans amounted to RMB 3,380,000 ($494,000), RMB 1,327,000 ($201,000), and RMB 1,327,000 ($211,000) in 2009, 2010, and 2011, respectively. These loans are interest free, unsecured and repayable on demand. They remain outstanding as of December 31, 2011. Mr. Huang and Mr. Wong are brothers-in-law.

Pursuant to an administrative services agreement dated as of December 1, 2009 between China Ceramics and Stuart Management Co., an affiliate of Paul K. Kelly, Chairman of the board of directors, China Ceramics will pay $7,000 a month plus out-of-pocket expenses to Stuart Management Co. for administrative services beginning on December 1, 2009 for a term of one year, and the agreement shall automatically renew for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. will provide us with general administrative services, including acting as an administrative agent for us in the United States and the British Virgin Islands, and allow us to utilize certain of its office space for meetings.

As of December 31, 2011, we have the exclusive right to use 11 design patents through our chief executive officer, Huang Jia Dong. Huang Jia Dong has licensed to us, for no consideration, the exclusive right to use PRC design patents owned by him during the terms of each of the patents.

Mr. Huang Jia Dong, director and chief executive officer and Su Pei Zhi, director and sales deputy general manager guarantee certain of our loans. The guarantee amounted to RMB 30,000,000 ($4,388,000), RMB 142,000,000 ($21,515,000) and RMB 180,000,000 (US$28,599,000) as of December 31, 2009, 2010 and 2011, respectively.

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REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with International Financial Reporting Standards and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of Company’s financial statements for the year ended December 31, 2011, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

The members of the audit committee are:

William L. Stulginsky, Chairman

Ding Wei Dong
Cheng Yan Davis

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RATIFICATION OF INDEPENDENT AUDITORS

PROPOSAL NO. 2

The Audit Committee has appointed Grant Thornton as the independent auditors of the Company to audit the financial statements of the Company for the fiscal year ending December 31, 2012, and the Board is asking shareholders to ratify that appointment.

A representative of Grant Thornton is expected to be present either in person or via teleconference at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and the shareholders.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON AS CHINA CERAMICS’ INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010.

Principal Accountant Fees and Services

The following table represents the approximate aggregate fees for services rendered by Grant Thornton for fiscal years ended December 31, 2010 and 2011:

	December 31, 2010	December 31, 2011
	RMB	RMB
Audit Fees	2,409,990	3,283,602
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	2,409,990	3,283,602

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Audit Fees

Audit fees paid to Grant Thornton, PRC comprise fees for professional services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board, including services rendered for the audit of the Company’s annual financial statements and review of the condensed quarterly financial statements. Also includes fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters, consents, and review of documents filed with the SEC.

Audit Related Fees

There were no audit related fees.

Tax Fees

There were no tax fees.

All Other Fees

There were no fees billed by Grant Thornton for other professional services rendered during our fiscal years ended December 31, 2010 and 2011.

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

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OTHER MATTERS

GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board; China Ceramics Co., Ltd.; c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

April 13, 2012	By Order of the Board of Directors,

/s/ Huang Jia Dong
Huang Jia Dong
Chief Executive Officer

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ANNUAL MEETING OF SHAREHOLDERS OF

CHINA CERAMICS CO., LTD.

May 16, 2012

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

http://www.cceramics.com

Please sign, date and mail your proxy card in the envelope provided promptly.

PROXY

CHINA CERAMICS CO., LTD.

ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Huang Jia Dong or Hen Man Edmund, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held on May 16, 2012 at the offices of Loeb & Loeb LLP, 345 Park Ave, 18th Floor, New York, NY 10154 at 9:15 a.m. local time, and at any adjournments thereof, and to vote the Shares the undersigned would be entitled to vote if personally present, as indicated below.

The Board of Directors recommends that you vote “FOR” each proposal.

1.	Election of Directors

☐	FOR ALL NOMINEES	¡	Huang Jia Dong

☐	WITHHOLDING AUTHORITY	¡	Su Pei Zhi
FOR ALL NOMINEES

☐	FOR ALL EXCEPT	¡	Paul K. Kelly
(SEE INSTRUCTIONS BELOW)

		¡	Cheng Yan Davis

		¡	Ding Wei Dong

		¡	Bill Stulginsky

		¡	Su Wei Feng

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you which to withhold, as shown here: ●

2.	Ratification of the appointment of Grant Thornton as independent auditors.

FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The Shares represented by this proxy, when properly executed, will be voted as directed; however, abstentions will have no effect on the election of directors (Item 1). Abstentions will be treated as being present and entitled to vote on the other items presented at the annual meeting and, therefore, will have the effect of votes against such proposals. If you return an executed copy of this proxy card and do not check a box with respect to any of the proposals set forth above, the Shares represented by this proxy card will be voted “For” the directors and “For” proposal 2.

Signature of Shareholder: _________________________ Date: ______________________, 2012

Signature of Shareholder: _________________________ Date: ______________________, 2012

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.